VIA EDGAR & FACSIMILE

December 17, 2004

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               InSight Health Services Holdings Corp. (the “Registrant”)

Annual Report on Form 10-K for the Year Ended 6/30/04

File Number 333-75984-12

Dear Mr. Riedler:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your December 2, 2004 letter.  The numbers below correspond to the comment numbers set forth in your letter.  The Registrant will file an Amendment No. 1 to the Form 10-K (the “Form 10-K/A”) after the Staff approves the proposed changes to the Form 10-K set forth below.  The Form 10-K/A will also include the approved changes previously set forth in Registrant’s response letters dated October 27, 2004 and November 19, 2004.

FORM 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.                                      Please revise your proposed disclosure to comment 1 to include the related aging of accounts receivable by each payor classification.  The aging schedule may be based on management’s own reporting criteria (i.e., unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation.  If your system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

The Registrant’s disclosure in the Form 10-K/A will comply with this comment by including the following table under the subsection “Revenues” of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“The following table sets forth our payor mix based on revenues for the year ended June 30, 2004 and gross trade accounts receivables as of June 30, 2004.  The table also includes days sales outstanding on our gross trade accounts receivables for our payor mix, which measures how many days worth of sales are included in our gross trade accounts receivable as of June 30, 2004.

Payor	Percent of Total Revenues		Percent of Trade Accounts Receivables	Days Sales Outstanding

Hospital, physician groups, and other healthcare providers	46	%(1)	17%	51 days
Managed Care and Insurance	36%		53%	68 days
Medicare/Medicaid	14%		19%	66 days
Workers’ Compensation	3%		9%	116 days
Other, including self-pay patients	1%		2%	75 days
Total	100%		100%	61 days

(1)          No single hospital, physician group or other healthcare provider accounted for more than 5% of our total revenues.”

The Registrant believes the column days sales outstanding, or dso, presents a more qualitative disclosure to readers than a schedule showing 30 day, 60 day, and 120 day periods for accounts receivables.  Because the Registrant’s bad debt expense has averaged only approximately 1.7% of revenues over the past three fiscal years, the Registrant believes that readers would use any additional accounts receivables information primarily for comparison against its competitors and other healthcare companies, rather than as a material measurement of the Registrant’s liquidity or performance.  This approach would appear to be consistent with other healthcare companies that present dso information.  The Registrant is not aware of other healthcare companies that present 30 day, 60 day and 120 day schedules.  Moreover, by including the dso information the Registrant believes this will benefit readers by not having to perform the dso calculations themselves.

Note 3. Summary of Significant Accounting Policies

b. Consolidated Financial Statements

2.                                      We noted your response to comment 2, but continue to believe that consolidation is not appropriate.  Since you do not own a majority ownership, it does not appear that the guidance in EITF 96-16 is applicable.  We understand that FIN 46 is also not applicable.  It does not appear that you have met all the criteria in EITF 97-2 based on your response.  The guidance in EITF 97-2 is not exclusive to Physician Practice Management Entities.  Please revise your financial statements to deconsolidate the partnership or tell us why you believe consolidation is appropriate.

In view of the Staff’s position that consolidation is not appropriate, the Registrant is prepared to deconsolidate the partnership and, because the Registrant believes deconsolidation is immaterial to its financial statements, proposes to do so in its filings with the SEC beginning with the Registrant’s Form 10-Q for the quarter ending December 31, 2004.  The Registrant offers the following analysis in support of its position that deconsolidation does not materially impact its financial statements, either historically or prospectively.

The following is a summary of key financial statement line items as of, and for, the year ended June 30, 2004:

•                  Revenues – would change by approximately 2.2%

•                  Gross Profit – would change by approximately 1.6%

•                  Corporate Operating Expense – no change

•                  Income before income taxes – no change

•                  Current Assets – would change by approximately 1.9%

•                  Total Assets – would change by approximately 0.2%

•                  Total stockholders equity – no change

•                  EBITDA – would change by approximately 0.2%

In the following tables all dollar amounts are in thousands.

Consolidated Statements of Operations for the years ended June 30, 2004, 2003 and 2002

	YEAR ENDED JUNE 30, 2004
	BEFORE	AFTER	VARIANCE

REVENUES	$290,884	$284,344	-2.2%
GROSS PROFIT	57,463	56,526	-1.6%
CORPORATE OPERATING EXPENSES	16,217	16,217	0.0%
INCOME (LOSS) BEFORE INCOME TAXES	4,874	4,874	0.0%
NET INCOME (LOSS)	2,924	2,924	0.0%
EBITDA	104,289	104,128	-0.2%

	YEAR ENDED JUNE 30, 2003
	BEFORE	AFTER	VARIANCE

REVENUES	$237,752	$231,880	-2.5%
GROSS PROFIT	57,708	56,956	-1.3%
CORPORATE OPERATING EXPENSES	13,750	13,750	0.0%
INCOME (LOSS) BEFORE INCOME TAXES	8,188	8,188	0.0%
NET INCOME (LOSS)	4,922	4,922	0.0%
EBITDA	95,047	94,895	-0.2%

	YEAR ENDED JUNE 30, 2002
	BEFORE	AFTER	VARIANCE

REVENUES	$219,085	$213,774	-2.4%
GROSS PROFIT	57,814	56,890	-1.6%
CORPORATE OPERATING EXPENSES	10,889	10,889	0.0%
INCOME (LOSS) BEFORE INCOME TAXES	(6,739)	(6,739)	0.0%
NET INCOME (LOSS)	(4,639)	(4,639)	0.0%
EBITDA	84,029	83,942	-0.1%

Consolidated Balance Sheets as of June 30, 2004 and 2003

	AS OF JUNE 30, 2004
	BEFORE	AFTER	VARIANCE

CURRENT ASSETS	$91,629	$89,856	-1.9%
TOTAL ASSETS	675,631	674,364	-0.2%
CURRENT LIABILITIES	43,513	43,285	-0.5%
LONG-TERM LIABILITIES	537,177	536,138	-0.2%
STOCKHOLDERS’ EQUITY	94,941	94,941	0.0%
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	675,631	674,364	-0.2%

	AS OF JUNE 30, 2003
	BEFORE	AFTER	VARIANCE

CURRENT ASSETS	$75,799	$73,947	-2.4%
TOTAL ASSETS	577,317	576,147	-0.2%
CURRENT LIABILITIES	43,219	43,046	-0.4%
LONG-TERM LIABILITIES	442,484	441,487	-0.2%
STOCKHOLDERS’ EQUITY	91,614	91,614	0.0%
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	577,317	576,147	-0.2%

Consolidated Statements of Operations for the quarter ended September 30, 2004

	THREE MONTHS ENDED SEPTEMBER 30, 2004
	BEFORE	AFTER	VARIANCE

REVENUES	$80,854	$79,120	-2.1%
GROSS PROFIT	14,109	13,848	-1.8%
CORPORATE OPERATING EXPENSES	(4,855)	(4,855)	0.0%
INCOME (LOSS) BEFORE INCOME TAXES	(1,310)	(1,310)	0.0%
NET INCOME (LOSS)	(786)	(786)	0.0%
EBITDA	26,002	25,953	-0.2%

Consolidated Balance Sheet as of September 30, 2004

	AS OF SEPTEMBER 30, 2004
	BEFORE	AFTER	VARIANCE

CURRENT ASSETS	$100,826	$98,952	-1.9%
TOTAL ASSETS	676,507	675,203	-0.2%
CURRENT LIABILITIES	47,197	46,945	-0.5%
LONG-TERM LIABILITIES	535,155	534,103	-0.2%
STOCKHOLDERS’ EQUITY	94,155	94,155	0.0%
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	676,507	675,203	-0.2%

As additional evidence of immateriality, deconsolidation:

•                  Would not mask a change in earnings or other trends,

•                  Would not hide a failure to meet analysts’ consensus expectations for the Registrant,

•                  Would not change a loss into income or vice versa,

•                  Would not affect compliance with loan covenants or other contractual requirements,

•                  Would not affect compliance with regulatory requirements,

•                  Would not have an effect of increasing management’s compensation, and

•                  Does not involve concealment of an unlawful transaction.

The Registrant expects that the financial trends of the partnership and its position within the Registrant’s operations will likely continue in the future.  Based on the facts outlined above, the Registrant believes prospective deconsolidation of the partnership would not be material to the readers of the Registrant’s financial statements.  Moreover, the Registrant believes that not restating the Registrant’s historical financial statements to account for the deconsolidation would not result in a material misunderstanding by the readers of the Registrant’s financial statements.  As noted above, a restatement to EBITDA for the previous fiscal year would be approximately 0.2% and the Registrant’s debt holders (the Registrant does not have public equity) put significant value in EBITDA as a measurement.  As a result of the immaterial impact a deconsolidation would have on the Registrant’s historic and prospective financial statements, the Registrant believes implementing the deconsolidation on prospective basis is the appropriate approach.  This matter has been presented to the audit committee of the Registrant, and the audit committee agrees with management’s determination to deconsolidate the partnership on a prospective basis.  The Registrant asks the Staff to approve this proposal.

The Registrant acknowledges that:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with SEC;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registrant’s filings with the SEC; and

•                  the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In order to satisfy a contractual obligation, the Registrant needs to get its registration statement on Form S-4 (Reg. No. 333-75984) effective on or before December 30, 2004.  Therefore, we would greatly appreciate any assistance the Staff can provide in expediting these two remaining comments.  I can be reached at (949) 282-6130.

Sincerely,

/s/ Marilyn U. MacNiven-Young
Marilyn U. MacNiven-Young
Executive Vice President,
General Counsel and Secretary